UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

May 5, 2011

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports First Quarter 2011 Results and Declares Quarterly Dividend,” dated May 5, 2011.

Exhibit

1.	Press Release dated May 5, 2011

Exhibit 1

Textainer Group Holdings Limited Reports First Quarter 2011 Results and

Declares Quarterly Dividend

Raises Dividend by 6.9% to $0.31 per Common Share, Representing Fifth Consecutive Increase to

Quarterly Payout

First Quarter 2011 Highlights

•	Paid a $0.29 per common share dividend on March 1, 2011 to all shareholders of record as of February 22, 2011;

•	Declared a dividend increase of 6.9% to $0.31 per common share, payable on May 23, 2011 to all shareholders of record as of May 16, 2011;

•	Recorded net income attributable to Textainer Group Holdings Limited common shareholders of $37.2 million, or $0.75 per diluted common share, for the first quarter;

•

Recorded net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net(1) of $35.4 million, or $0.71 per diluted common share, for the first quarter;

•	Increased average fleet utilization to 98.2% for the first quarter of 2011 from 90.1% for the first quarter 2010;

•

Ordered 166,500 Twenty-Foot Equivalent Units (“TEU”) of new standard dry-freight containers for delivery in the first half of 2011 and 9,000 TEU of refrigerated containers for delivery through July 2011, representing more than $506.5 million of capital expenditures;

•

Exercised an option to expand the size of the securitization facility of our principal asset-owning subsidiary, Textainer Marine Containers Limited, by $100 million in the first quarter to a total revolving commitment of $850 million; and

•	Signed a purchase-leaseback transaction in March 2011 for older containers for a total of 16,100 TEU at a price of $10.3 million, for which the lease is effective beginning in April 2011.

HAMILTON, Bermuda, May 5, 2011 (BUSINESS WIRE) — Textainer Group Holdings Limited (NYSE:TGH) (“Textainer”, the “Company”, “we” and “our”), the world’s largest lessor of intermodal containers based on fleet size, today reported results for the first quarter ended March 31, 2011.

Total revenue for the first quarter 2011 was $91.2 million, which was an increase of $21.6 million, or 31%, compared to $69.6 million for the prior year comparable quarter. EBITDA(1—see GAAP to non-GAAP reconciliations) for the first quarter 2011 was $69.8 million, which was an increase of $24.2 million, or 53%, compared to $45.7 million for the prior year comparable quarter. The increase in EBITDA(1) for the first quarter 2011 compared to the prior year comparable quarter was primarily due to a 21.0% increase in the Company’s owned fleet size, an 8.2% increase in per diem rental rates and an 8.1 percentage point improvement in utilization.

Net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net(1) for the first quarter 2011 was $35.4 million, which was an increase of $9.9 million, or 39%, compared to $25.5 million for the prior year comparable quarter. Net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net(1) for the first quarter 2011 was positively affected by the increases in the Company’s owned fleet size and per diem rental rates and the improvement in utilization. Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized (gains) losses on interest rate swaps, net(1) for the first quarter 2011 was $0.71 per share, which was an increase of $0.19 per share, or 37%, compared to $0.52 per share for the prior year comparable quarter.

Net income attributable to Textainer Group Holdings Limited common shareholders for the first quarter 2011 was $37.2 million, which was an increase of $13.0 million, or 53%, compared to $24.2 million for the prior year comparable quarter. The increase in net income attributable to Textainer Group Holdings Limited common shareholders was primarily due to the increases in the Company’s owned fleet size and per diem rental rates and the improvement in utilization.

Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share for the first quarter 2011 was $0.75, which was an increase of $0.25 per share, or 50%, from the $0.50 per share for the prior year comparable quarter.

John A. Maccarone, President and Chief Executive Officer of Textainer, commented, “Textainer’s solid results for the first quarter of 2011 demonstrate management’s continued successful execution of its growth strategy and further strengthen the Company’s industry leading position. During the first quarter of 2011, we significantly expanded our fleet with the acquisition of 98,400 TEU of new containers, which contributed to a 31% increase in total revenue and a 39% increase in net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net compared to the prior year comparable quarter. Our results also benefited from a worldwide shortage of containers, which led to high utilization rates throughout the quarter. With 1,802,100 TEU, or 76.4%, of our fleet supported by long-term and direct financing leases, we expect to be able to continue to provide our shareholders with a sizeable contracted revenue stream. We also intend to utilize our considerable financial flexibility, including over $1 billion in total credit facilities with current availability of over $266 million, to capitalize on future growth opportunities that further expand our earnings power.”

Mr. Maccarone concluded, “Textainer’s Board declared a dividend increase for the fifth consecutive quarter. Our first quarter 2011 dividend represents an increase of 6.9% from our previous quarterly payout and continues our record of stable or increasing dividends.”

Outlook

Industry

Manufacturing in China resumed more slowly than expected after the Chinese New Year Holiday in February. We understand that some workers may have postponed returning to their jobs after the holidays so that they might seek better paying jobs or negotiate higher wages. As a result of the slower resumption of manufacturing in China, finished goods production was delayed, leading to delays in the on-hire of some of our new containers until late March and April. However, we are optimistic that demand will continue to improve going forward.

We expect utilization to remain in the mid to high 90% range during 2011, and have thus far been pleased as utilization averaged 98.2% in the first quarter of 2011. So far this year, returns of older containers by our customers have been minimal primarily due to the high cost required to buy or lease replacement containers, which has resulted in extensions of expired leases, usually at higher rental rates.

Since the supply of older containers for the secondary storage market is less than demand, we have experienced attractive gross margins on trading containers and gains on disposal of owned containers, which we expect will continue.

Strategic Focus

Following record 2010 purchase of new production of 214,000 TEU of containers at a cost of $503.7 million, we have already ordered 166,500 TEU of new standard dry-freight containers at a cost of $426.7 million for delivery through the first half of 2011. We have also ordered 9,000 TEU of new refrigerated containers for delivery through July at a cost of $79.8 million, compared to 6,800 TEU of new refrigerated containers purchased during the full year ended December 31, 2010, as we continue to expand our ability to place new refrigerated containers on attractive leases.

As a result of exercising an option to increase our main credit facility by $100 million to $850 million in the first quarter 2011, we had more than $266 million of available liquidity under our total credit facilities as of March 31, 2011.

With a low debt-to-equity ratio of 1.4:1, we are in a strong position to continue purchasing both new and used containers to take advantage of attractive opportunities as the year unfolds.

Dividend

On May 3, 2011, Textainer’s board of directors approved and declared a quarterly cash dividend of $0.31 per share on Textainer’s issued and outstanding common shares, payable on May 23, 2011 to shareholders of record as of May 16, 2011. This dividend is an increase of $0.02 per share from the prior quarter and will continue Textainer’s history of paying constant or higher dividends every quarter since our October 2007 initial public offering. Combined, these dividends have averaged 46% of net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net(1) during this period. The current dividend represents 43% of net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net(1) for the first quarter.

Investors’ Webcast

Textainer will hold a conference call and a Webcast with an accompanying slide presentation at 11:00 am EDT on Thursday, May 5, 2011 to discuss Textainer’s 2011 first quarter results. An archive of the Webcast will be available one hour after the live call through May 5, 2012. For callers in the U.S. the dial-in number for the conference call is 877-303-9078; for callers outside the U.S. the dial-in number for the conference call is 970-315-0455. To access the live Webcast or archive, please visit Textainer’s website at http://www.textainer.com.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is the world’s largest lessor of intermodal containers based on fleet size. We have a total of more than 1.5 million containers, representing about 2.4 million TEU, in our owned and managed fleet. We lease containers to more than 400 shipping lines and other lessees. We lease dry freight containers, which are by far the most common of the three principal types of intermodal containers, as well as specialized and refrigerated containers. We have also been one of the largest purchasers of new containers among container lessors over the last 10 years. We are one of the largest sellers of used containers, having sold more than 77,000 containers last year to more than 1,100 customers. We provide our services worldwide via a network of regional and area offices and independent depots.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding: (i) Textainer’s expectation to be able to provide its shareholders with a sizeable contracted revenue stream; (ii) Textainer’s intention to utilize its considerable financial flexibility, including over $1 billion in total credit facilities with current availability of over $266 million, to capitalize on future growth opportunities that further expand its earnings power; (iii) Textainer’s optimistic belief that demand for new containers will continue to improve going forward; (iv) Textainer’s expectation that utilization will remain in the mid to high 90% range during 2011; (v) Textainer’s expectation that, since the supply of older containers for the secondary storage market is less than demand, Textainer will continue to experience attractive gross margins on trading containers and gains on disposal of owned containers; (vi) Textainer’s expectations as to the expected timing of deliveries of new containers in 2011; and (vii) Textainer’s belief that, with a low debt-to-equity ratio of 1.4:1, it is in a strong position to continue purchasing both new and used containers to take advantage of attractive opportunities as the year unfolds. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation: the risk that there could be a double-dip global recession that may adversely affect our business, financial condition and results of operations, including the risk that a double-dip global recession may delay or prevent Textainer’s customers from making payments; the risk that gains and losses associated with the disposition of equipment may fluctuate; Textainer’s ability to finance the continued purchase of containers and the ability of manufacturers to deliver new containers on time; the demand for leased containers depends on many political and economic factors beyond Textainer’s control; lease and freight rates may decline; the demand for leased containers is partially tied to international trade; Textainer faces extensive competition in the container leasing industry; the international nature of the container shipping industry exposes Textainer to numerous risks; acquisitions involve a number of risks and present financial, managerial and operational challenges; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information—Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 18, 2011.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Contact:

Textainer Group Holdings Limited

Mr. Tom Gallo, 415-658-8227

Investor Relations Director

ir@textainer.com

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

March 31, 2011 and December 31, 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2011	2010
Assets
Current assets:
Cash and cash equivalents	$89,970	$57,081
Accounts receivable, net of allowance for doubtful accounts of $8,031 and $8,653 in 2011 and 2010, respectively	67,821	63,511
Net investment in direct financing and sales-type leases	20,711	19,117
Trading containers	1,024	404
Containers held for sale	1,662	2,883
Prepaid expenses	8,669	8,603
Deferred taxes	1,896	1,895
Due from affiliates, net	10	—

Total current assets	191,763	153,494
Restricted cash	24,472	15,034
Containers, net of accumulated depreciation of $372,287 and $361,791 at 2011 and 2010, respectively	1,560,196	1,437,259
Net investment in direct financing and sales-type leases	76,823	72,224
Fixed assets, net of accumulated depreciation of $8,960 and $8,820 at 2011 and 2010, respectively	1,779	1,804
Intangible assets, net of accumulated amortization of $29,048 and $27,441 at 2011 and 2010, respectively	58,515	60,122
Interest rate swaps	1,742	1,320
Other assets	4,423	5,950

Total assets	$1,919,713	$1,747,207

Liabilities and Equity
Current liabilities:
Accounts payable	$5,475	$6,296
Accrued expenses	5,975	11,988
Container contracts payable	128,989	98,731
Deferred revenue	6,722	6,855
Due to owners, net	16,335	17,545
Bonds payable	51,500	51,500

Total current liabilities	214,996	192,915
Revolving credit facility	119,000	104,000
Secured debt facility	669,652	558,127
Bonds payable	162,738	175,570
Deferred revenue	1,413	2,994
Interest rate swaps	11,792	13,581
Income tax payable	20,936	20,821
Deferred taxes	9,966	8,632

Total liabilities	1,210,493	1,076,640

Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 48,865,154 and 48,318,058 at 2011 and 2010, respectively	489	483
Additional paid-in capital	191,469	181,602
Accumulated other comprehensive income (loss)	30	(52)
Retained earnings	424,924	401,849

Total Textainer Group Holdings Limited shareholders’ equity	616,912	583,882
Noncontrolling interest	92,308	86,685

Total equity	709,220	670,567

Total liabilities and equity	$1,919,713	$1,747,207

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Income

Three Months Ended March 31, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended March 31,
	2011	2010
Revenues:
Lease rental income	$72,359	$49,581
Management fees	7,684	6,408
Trading container sales proceeds	4,765	4,017
Gains on sale of containers, net	6,394	9,614

Total revenues	91,202	69,620

Operating expenses:
Direct container expense	3,958	9,376
Cost of trading containers sold	4,166	3,162
Depreciation expense	18,866	12,843
Amortization expense	1,758	1,577
General and administrative expense	6,198	5,348
Short-term incentive compensation expense	959	766
Long-term incentive compensation expense	1,736	2,075
Bad debt expense (recovery), net	136	(276)

Total operating expenses	37,777	34,871

Income from operations	53,425	34,749

Other income (expense):
Interest expense	(7,523)	(2,654)
Interest income	7	8
Realized losses on interest rate swaps and caps, net	(2,642)	(2,753)
Unrealized gains (losses) on interest rate swaps, net	2,211	(1,600)
Other, net	(51)	(63)

Net other expense	(7,998)	(7,062)

Income before income tax and noncontrolling interest	45,427	27,687
Income tax expense	(2,614)	(614)

Net income	42,813	27,073
Less: Net income attributable to the noncontrolling interest	(5,623)	(2,834)

Net income attributable to Textainer Group Holdings Limited common shareholders	$37,190	$24,239

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.76	$0.51
Diluted	$0.75	$0.50
Weighted average shares outstanding (in thousands):
Basic	48,660	47,966
Diluted	49,892	48,763

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Three months Ended March 31, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Three Months Ended March 31,
	2011	2010
Cash flows from operating activities:
Net income	$42,813	$27,073

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	18,866	12,843
Bad debt expense (recovery), net	136	(276)
Unrealized (gains) losses on interest rate swaps, net	(2,211)	1,600
Amortization of debt issuance costs	1,750	512
Amortization of intangible assets	1,758	1,577
Amortization of acquired above-market leases	(151)	240
Amortization of deferred revenue	(1,687)	(1,813)
Amortization of unearned income on direct financing and sales-type leases	(1,920)	(1,763)
Gains on sale of containers, net	(6,394)	(9,614)
Share-based compensation expense	1,842	2,193
Changes in operating assets and liabilities	(10,862)	10,456

Total adjustments	1,127	15,955

Net cash provided by operating activities	43,940	43,028

Cash flows from investing activities:
Purchase of containers and fixed assets	(129,919)	(31,469)
Proceeds from sale of containers and fixed assets	14,706	17,389
Receipt of principal payments on direct financing and sales-type leases	7,035	6,658

Net cash used in investing activities	(108,178)	(7,422)

Cash flows from financing activities:
Proceeds from revolving credit facility	55,000	18,000
Principal payments on revolving credit facility	(40,000)	—
Proceeds from secured debt facility	142,500	8,000
Principal payments on secured debt facility	(31,000)	(31,500)
Principal payments on bonds payable	(12,875)	(12,875)
Increase in restricted cash	(9,438)	(7,546)
Debt issuance costs	(1,058)	(11)
Issuance of common shares upon exercise of share options	4,849	644
Excess tax benefit from share-based payment awards	3,182	—
Dividends paid	(14,115)	(11,035)

Net cash provided by (used in) financing activities	97,045	(36,323)

Effect of exchange rate changes	82	(46)

Net increase (decrease) in cash and cash equivalents	32,889	(763)
Cash and cash equivalents, beginning of the year	57,081	56,819

Cash and cash equivalents, end of period	$89,970	$56,056

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Reconciliation of GAAP financial measures to non-GAAP financial measures

Three Months Ended March 31, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1) The following is a reconciliation of net income attributable to Textainer Group Holdings Limited common shareholders to EBITDA, net cash provided by operating activities to EBITDA, net income attributable to Textainer Group Holdings Limited common shareholders to net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net and net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share to net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized (gains) losses on interest rate swaps, net for the three months ended March 31, 2011 and 2010. EBITDA (defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and interest expense, realized and unrealized (gains) losses on interest rate swaps and caps, net, income tax expense, net income attributable to the noncontrolling interest, depreciation and amortization expense and the related impact on net income attributable to the noncontrolling interest), net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net (defined as net income attributable to Textainer Group Holdings Limited common shareholders before unrealized (gains) losses on interest rate swaps, net and the related impact on net income attributable to the noncontrolling interest) and net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized (gains) losses on interest rate swaps, net (defined as net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share before unrealized (gains) losses on interest rate swaps, net and the related impact on net income attributable to the noncontrolling interest) are not financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. EBITDA, net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net and net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized (gains) losses on interest rate swaps, net are presented solely as supplemental disclosures. Management believes that EBITDA may be a useful performance measure that is widely used within our industry and net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net may be a useful performance measure because Textainer intends to hold its interest rate swaps until maturity and over the life of an interest rate swap held to maturity the unrealized (gains) losses will net to zero. EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison. Management also believes that net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net and net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized (gains) losses on interest rate swaps, net are useful in evaluating our operating performance because unrealized (gains) losses on interest rate swaps, net is a noncash, non-operating item. We believe EBITDA, net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net and net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized (gains) losses on interest rate swaps, net provides useful information on our earnings from ongoing operations. We believe that EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and on our ability to fund our expected growth with internally generated funds. EBITDA, net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net and net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized (gains) losses on interest rate swaps, net have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	They do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	They do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;

•

Although depreciation is a noncash charge, the assets being depreciated may be replaced in the future, and neither EBITDA, net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net or net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized (gains) losses on interest rate swaps, net reflects any cash requirements for such replacements;

•	They are not adjusted for all noncash income or expense items that are reflected in our statements of cash flows; and

•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended March 31,
	2011	2010
	(Dollars in thousands) (Unaudited)
Reconciliation of EBITDA:
Net income attributable to Textainer Group Holdings Limited common shareholders	$37,190	$24,239
Adjustments:
Interest income	(7)	(8)
Interest expense	7,523	2,654
Realized losses on interest rate swaps and caps, net	2,642	2,753
Unrealized (gains) losses on interest rate swaps, net	(2,211)	1,600
Income tax expense	2,614	614
Net income attributable to the noncontrolling interest	5,623	2,834
Depreciation expense	18,866	12,843
Amortization expense	1,758	1,577
Impact of reconciling items on net income attributable to the noncontrolling interest	(4,156)	(3,423)

EBITDA	$69,842	$45,683

Net cash provided by operating activities	$43,940	$43,028
Adjustments:
Bad debt (expense) recovery, net	(136)	276
Amortization of debt issuance costs	(1,750)	(512)
Amortization of acquired above-market leases	151	(240)
Amortization of deferred revenue	1,687	1,813
Amortization of unearned income on direct financing and sales-type leases	1,920	1,763
Gains on sale of containers, net	6,394	9,614
Share-based compensation expense	(1,842)	(2,193)
Interest income	(7)	(8)
Interest expense	7,523	2,654
Realized losses on interest rate swaps and caps, net	2,642	2,753
Income tax expense	2,614	614
Changes in operating assets and liabilities	10,862	(10,456)
Impact of reconciling items on net income attributable to the noncontrolling interest	(4,156)	(3,423)

EBITDA	$69,842	$45,683

	Three Months Ended March 31,
	2011	2010
	(Dollars in thousands) (Unaudited)
Reconciliation of net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net:
Net income attributable to Textainer Group Holdings Limited common shareholders	$37,190	$24,239
Adjustments:
Unrealized (gains) losses on interest rate swaps, net	(2,211)	1,600
Impact of reconciling item on net income attributable to noncontrolling interest	469	(337)

Net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net	$35,448	$25,502

Reconciliation of net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized (gains) losses on interest rate swaps, net:
Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.75	$0.50
Adjustments:
Unrealized (gains) losses on interest rate swaps, net	(0.05)	0.03
Impact of reconciling item on net income attributable to noncontrolling interest	0.01	(0.01)

Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized (gains) losses on interest rate swaps, net	$0.71	$0.52

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2011

Textainer Group Holdings Limited

/s/ JOHN A. MACCARONE
John A. Maccarone
President and Chief Executive Officer